EXHIBIT 21.1

SUBSIDIARIES OF GARRISON CAPITAL INC.

Name	Jurisdiction
Garrison Capital Equity Holdings LLC	Delaware
Garrison Capital Equity Holdings I LLC	Delaware
Garrison Capital Equity Holdings II LLC	Delaware
Garrison Capital Equity Holdings III LLC	Delaware
Garrison Capital Equity Holdings IV LLC	Delaware
Garrison Funding 2013-2 Ltd.	Cayman Islands

Garrison Funding 2013-2 Manager LLC	Delaware
GLC Trust 2013-2	Delaware
Walnut Hill II LLC	Delaware